Exhibit 99.1

NOT FOR DISTRIBUTION IN THE USA, CANADA AND JAPAN

AEGON issues GBP 400 million of 6.625% notes

AEGON announces the issuance of GBP 400 million in senior unsecured notes, due December 16, 2039. The notes were issued under the company’s USD 6 billion debt issuance program at a price of 98.87. The notes will carry a coupon of 6.625%. The transaction is expected to close on December 16, 2009.

Net proceeds from the issue will be used for general corporate purposes and the redemption of short-term debt.

Copies of the documentation relating to this offering are available on AEGON’s corporate website at www.aegon.com.

The Notes have not been and will not be registered under the United States Securities Act of 1933 as amended (the ‘Securities Act’) and are subject to certain United States tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered, directly or indirectly, in the United States, or to or for the account or benefit of U. persons (as such terms are defined in Regulation S under the Securities Act). For a further description of restrictions on offers, sales, resales and deliveries of Notes, see ‘Subscription and Sale’ in the Base Prospectus.

Contact information
Media relations: Greg Tucker	Investor relations: Gerbrand Nijman
+31(0)70 344 8956	+31 (0)70 344 8305
877 548 9668 – toll free USA only
gcc-ir@aegon.com	ir@aegon.com
www.aegon.com

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

-	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Effects of deliberations of the European Commission regarding the aid we received from the Dutch State in December 2008;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.